UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 333-40277

ACME INTERMEDIATE HOLDINGS, LLC

(Exact name of registrant as specified in its charter)

2101 E. FOURTH STREET, SUITE 202A
SANTA ANA, CALIFORNIA 92705
(714) 245-9499

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

12% SENIOR SECURED DISCOUNT NOTES DUE 2005

(Title of each class of securities covered by this Form)

Not Applicable

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii) Rule 12h-3(b)(1)(i)	☐ ☐ ☐ ☐ ☒	Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	☐ ☐ ☐ ☐

Approximate number of holders of record as of the certification or notice date.

None.

     Pursuant to the requirements of the Securities Exchange Act of 1934, ACME Intermediate Holdings, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: November 7, 2003	By:	-s- Thomas D. Allen

Thomas D. Allen Executive Vice President, Chief Financial Officer